Exhibit 99.3

Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America T: +1 312 782 0600 F: +1 312 701 7711 mayerbrown.com
March 7, 2023

TransCanada PipeLines Limited 450 – 1 Street S.W. Calgary, Alberta, Canada, T2P 5H1

To Whom it May Concern:

We hereby consent to the references to our firm name on the cover page and under the headings “Legal Matters,” “Interest of Experts” and “Documents Filed as Part of the Registration Statement” and the references to our firm name and the use of our opinion under the heading “Certain Income Tax Considerations—Certain U.S. Federal Income Tax Considerations” in the prospectus supplement included as part of the registration statement on Form F-10 (Registration No. 333-261533) of TransCanada PipeLines Limited.

In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Mayer Brown LLP

Mayer Brown LLP

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).